# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PINNACLE FOOD GROUP LIMITED, CIK 0002032755
CUSIP: G7173H101
Title of class of securities: Class A Common Shares, $0.00005 par value per share
Address of issuer's principal executive offices: 600 837 West Hastings Street, Vancouver BC, Canada (Federal Level) (Z4), V6C 2X1
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002079189

## Reporting persons
- Jin Yang Zhao: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 6,000,000; shared voting power 0; sole dispositive power 6,000,000; shared dispositive power 0; aggregate amount beneficially owned 6,000,000 (51.28% of the class)
  Comment: This Schedule 13G relates to the following classes of securities: Class A Common Shares and Class B Common Shares. Due to the new Edgar filing requirements, cover pages are limited to one class of security. The cover page of this Schedule 13G filing relates to the Class A Common Shares, and this comment and the notes below shall serve as full disclosure of the beneficial ownership of all classes of securities of the Issuer. Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. Class A Common Shares are not convertible into Class B Common Shares under any circumstance. The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Common Share is entitled to five votes per share, whereas each Class A Common Share is entitled to one vote per share. Ownership of Class A Common Shares assumes conversion of the reporting person's Class B Common Shares into Class A Common Shares. Sole Voting Power and Sole Dispositive Power shown in Boxes 5 and 7 consists of 6,000,000 Class B Common Shares held directly by Ms. Jin Yang Zhao. Aggregate Amount Beneficially Owned shown in Box 9 consists of the same 6,000,000 Class B Common Shares reported in Boxes 5 and 7. The Percent of Class Represented by Amount shown in Box 11 consists of 51.28% of the outstanding Class A Common Shares (assuming conversion of Class B Common Shares into Class A Common Shares). The reporting person beneficially owns 77.97% of the outstanding Class B Common Shares on an unconverted basis.

## Item 1. Issuer
Name of issuer: PINNACLE FOOD GROUP LIMITED
Address of issuer's principal executive offices: 600 837 West Hastings Street Vancouver BC V6C 2X1 Canada

## Item 2. Person Filing
Name of person filing: Jin Yang Zhao
Address of principal business office or, if none, residence: Jin Yang Zhao: 600 837 West Hastings Street, Vancouver, BC V6C 2X1, Canada
Citizenship: Jin Yang Zhao: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row (9) of the cover page.
Percent of class: See Row (11) of the cover page. The Issuer's common shares consist of Class A Common Shares, and Class B Common shares. Holders of Class A Common Shares and Class B Common Shares have the same rights except for voting and conversion rights. Each Class B Common share is convertible at the option of the holder at any time into one Class A Common share. Class A Common Shares are not convertible into Class B Common Shares under any circumstance. Each Class B Common Share is entitled to five votes per share, whereas each Class A Common share is entitled to one vote per share. The percentage of class of securities beneficially owned by the reporting persons is based on a total of 11,700,000 outstanding common shares of the Issuer, being the sum of 4,005,000 Class A Common Shares and 7,695,000 Class B Common Shares outstanding on an as-converted basis.
Sole power to vote or to direct the vote: See Row (5) of cover page. The voting power of the shares beneficially owned by the reporting person is calculated by dividing the voting power beneficially owned by the reporting person by the voting power beneficially owned by all of the Issuer's holders of Class A Common Shares and Class B Common Shares as a single class.
Shared power to vote or to direct the vote: See Row (6) of each cover page
Sole power to dispose or to direct the disposition: See Row (7) of each cover page
Shared power to dispose or to direct the disposition: See Row (8) of each cover page

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Jin Yang Zhao: /s/ Jin Yang Zhao, Jin Yang Zhao (08/13/2025)